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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549
[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported
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1.  Name and Address of Reporting Person*

       Foxworthy                 Randolph                    L.
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        (Last)                      (First)                        (Middle)

       115 West Washington Street
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                                   (Street)

       Indianapolis              IN                          46204
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol    Simon Property Group, Inc. (SPG)
                                             -----------------------------------

3.  I.R.S. or Identification Number of Reporting Person, if an entity
    (Voluntary)
               --------------

4.  Statement for Month/Year       12/99
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [X] Officer             [ ] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

               Executive Vice President - Corporate Development
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TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at            Direct       Bene-
                                Day/                                                    end of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
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  Common Stock                 8/5/99       A*          25,000    A       *
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  Common Stock                12/6/99       G              260    D       $24,187
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  Common Stock                12/6/99       P              260    A       $24,187
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  Common Stock                                                                               79,600*        D
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*If this form is filed by more than one person, see instruction 4(b)(v).

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                                                   ---------------------------
                                                                                                         (A)         (D)

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  Option to Purchase                  *                  8/5/99              A                     40,000
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 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

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 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            of De-        of In-
                                 Date                                           ative       Secur-           rivative      direct
                                 (Month/Day/                                    Secur-      ities            Secu-         Bene-
                                 Year)                                          ity         Bene-            rity:         ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indi-         (Instr.
                               Exer-    tion         Title   Number of                      of Year          rect (1)      4)
                               cisable  Date                 Shares                         (Instr. 4)       (Instr. 4)

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  Option to Purchase           *                 Common Stock  40,000          *          171,463          D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                              /s/ Randolph Foxworthy                2/15/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date



* Grant of restricted stock and options made in a two-year stock incentive program established under the Simon Property Group, L.P. 1998 Stock Incentive Plan. The restricted stock and options included within such grant are subject to forfeiture unless issuer meets performance goals and recipient satisfies vesting requirements. Further, the exercise price of the options included within the grant will be determined at such time as it is determined that the issuer has met its performance goals.